

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

Mr. Dishan Guo, Chief Executive Officer
China Internet Café Holdings Group, Inc.
c/o Gregory Sichenzia, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor,
New York, NY 10006

> **Re:** **China Internet Café Holdings Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 8, 2011**
> **File No. 333-173407**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-52832**

Dear Mr. Guo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering for resale 7,247,996 shares of common stock on behalf of your selling stockholders. Given the size of the offering relative to the number of outstanding shares held by non-affiliates, and the nature of the offering and selling stockholders, the transaction appears to be a primary offering. Because you are ineligible to conduct a primary offering on Form S-3, you are ineligible to conduct a primary delayed, episodic or at-the-market offering under Rule 415 of Regulation C under the Securities Act. Therefore, please revise the terms of your offering to provide that all offers and sales will be made at the disclosed fixed price for the duration of the offering, to identify the selling stockholders as underwriters, and to provide the disclosure required

by Item 505 of Regulation S-K. Alternatively, reduce the size of the offering to one-third of the shares held by non-affiliates. In addition, if you disagree with our analysis, please advise us of your basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).
In this regard, please address, among other relevant factors, the following:

- the number of selling stockholders and the percentage of the overall offering made by each shareholder;
- the date on which and the manner in which each selling stockholder received the shares and/or the overlying securities;
- the relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;
- any relationships among the selling shareholders;
- the dollar value of the shares registered in relation to the proceeds that the company received from the selling stockholders for the securities; and
- whether or not the seller shareholders are in the business of underwriting securities.

For additional guidance regarding your analysis, please see 612.09 in the Compliance and Disclosure Interpretations relating to Rule 415 of the Securities Act, located at our website.

2. Please tell us whether you have the intention, and a reasonable basis to believe that you will have the financial ability, to make all dividend payments on the preferred stock.

3. Please reconcile your disclosure on your website with the disclosure in your registration statement. For example, and not as an exhaustive list:

- We note the Chairman's Message subsection of the Company Info section on your website stating your "plan[s] to expand [y]our footprint in Yunnan, Chongqing and Sichuan" while the second paragraph on page 41 lists Sichuan, Guizhou, Yunan and Chonqing as your targeted regions for growth.
- We note the website homepage states that "[o]n average, each internet cafe location has 250 PCs. In total, there are over 12,000 computers serving all 48 internet cafes" while your disclosure in the last paragraph on page 41 states that you "have on average 239 computers in each location and a total of 10,989 computers for the 46 cafés."
- We note the Overview subsection of the Dragon Surf Stores section states that "China Internet Café Holdings Group, Inc.'s stores are currently owned and operated by the Company and managed under the Dragon Surf brand" while your filing makes no mention of the Dragon Surf brand.

Please review your entire filing for compliance with this comment.

Registration Statement Cover Page

4. In your registration fee table, please provide a separate column for the proposed maximum offering price per unit.

Prospectus Cover Page

5. We note your statement in the fourth paragraph that "598,458 placement agents were issued warrants to purchase additional shares of Common Stock." Please confirm that your reference to "598,458 placement agents" is accurate and clarify the number of warrants that were issued to each such placement agent. Please also reconcile this disclosure with the third paragraph on page 68.

6. We note your statement in the second paragraph on page 2 that you are registering 2,498,326 shares of common stock underlying the warrants issued in your February 2011 private placement. We further note your disclosure on page 9 that you are registering 2,498,996 shares of common stock underlying these warrants. Please clarify or revise.

7. We note your statement that you are quoted on the OTCBB. We further note your statement that "[t]here is no established trading market for our Common Stock." These statements appear to be contradictory. To the extent you intended to say that you are quoted on the OTCBB but there is a limited and/or sporadic trading market for your common stock, please clarify as such.

Prospectus Summary, page 6

The Company, page 6

8. Please include a diagram illustrating your corporate structure. For each entity, please include their country of incorporation and affiliates.

9. We note your statement in the first full risk factor on page 19, that "contractual arrangements may not be as effective in providing [you] with control over these [VIE] entities as direct ownership." We further note your statement in the fifth paragraph on page 6 that "[you] control the VIE through a series of contractual arrangements" [emphasis added] and similar statements throughout your filing such as in the second to last paragraph on page 44. Please revise to clarify that your control over your VIE is effective control and contingent on these contractual arrangements. Please review your entire filing for compliance with this comment.

Mr. Dishan Guo
China Internet Café Holdings Group, Inc.
May 6, 2011
Page 4

The Offering, page 9

The Offering, page 9

10. Please provide the number of your shares outstanding as of a consistent most recent practicable date. For example, we note you provide a share number outstanding of 20,200,000 on page 9 which is inconsistent with the number of shares outstanding at the bottom of page 28 and on page 34 of 21,124,967. Please review your entire filing for compliance with this comment.

11. Please revise the last sentence on page 9 to reflect that your risk factor discussion begins on page 13.

12. It appears that some of the shares of common stock being offered by the prospectus currently are outstanding. If true, please revise the number of shares of common stock outstanding prior to and after the offering accordingly, or advise.

13. We note your statement that you "will receive proceeds from any exercise or conversion of the warrants into and up to 2,498,326 shares" of common stock, as well as similar statements throughout the prospectus, such as on the bottom of page 10. Please revise to clarify that you will receive such proceeds unless such exercises are made on a cashless basis.

Plan of Distribution, page 10

14. We note your statement in the fourth paragraph on page 10 that "[t]he selling price of the shares may be at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices after the shares are quoted on the OTC Bulletin Board." Please delete the phrase "after the shares are quoted on the OTC Bulletin Board" as you are already quoted on the OTCBB.

Risk Factors, page 13

15. Mitigating language is generally not appropriate for risk factor discussion. We note your statement in the first full risk factor on page 14 that "[a] lthough internet cafés provide easy access to the latest games, movies and music, fast and stable internet connections and a sense of community…" Please delete this statement as well as the following statements:

- "Although our contractual arrangements are similar to other companies conducting similar operations in the PRC," page 21;
- "Economic reforms adopted by the PRC government have had a positive effect on the economic development of the country" and changes to such reforms "could…benefit…our operations and profitability," page 21; and

- "Although the PRC government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions," page 23.

We may be exposed to potential risks relating to our internal controls over financial reporting…, page 18

16. We note your statements that you "were not subject to" requirements that you "include a report of management on the company's internal controls over financial reporting" and that you "have not evaluated [y]our internal control systems in order to allow [y]our management to report on. . . [y]our internal controls." It appears that you are subject to the requirements of Item 308(a) of Regulation S-K and that this language is therefore inappropriate. Please advise or revise.

Our holding company structure may limit the payment of dividends, page 18

17. We note your disclosure on page 18 that your holding company structure may limit the payment of dividends. We further note that your operating subsidiaries may be subject to restrictions on their ability to make distributions to you, including as a result of restrictive covenants in loan agreements, restrictions on conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. Please explain to us how you considered the guidance in Rule 4.08(e) of Regulation S-X and the need to provide Schedule I as discussed in Rule 5.04(c) of Regulation S-X.

Dishan Guo, Jinzhou Zeng, and Xiaofen Wang's association with Junlong…, page 20

18. In an appropriate place in your filing, please disclose whether you have policies regarding the manner in which Messrs. Guo, Zeng and Wang are to resolve the types of conflicts of interest that you describe in this paragraph.

We do not expect to pay dividends…, page 26

19. Please delete your reference to units in the last sentence on page 26 as you are not registering your units.

Selling Shareholders, page 28

20. We note your statement that "[n]one of the selling shareholders is a broker dealer or an affiliate of a broker dealer that has any agreement or understanding to distribute any of the shares being registered." Please also disclose whether any of the selling shareholders is a broker dealer or an affiliate of a broker dealer.

21. Please clarify why Gary Reed Hawkins is listed twice in the table.

22. Please identify in the footnotes to the table the natural persons who exercise voting and/or investment control over the securities held by all the entities reflected in the table. For guidance, please see 140.02 and 240.04 of our Regulation S-K Compliance and Disclosure Interpretations available on our website.

23. Please revise your footnotes to the table to align footnotes 3 through 14 with the appropriate selling shareholder.

24. Please advise why all of the selling shareholders are listed as holding no shares of common stock prior to this offering, or revise the second, third and fifth columns accordingly. In this regard, we note that it appears that some shares of common stock being offered pursuant to this prospectus were issued in connection with the February 2011 private placement and therefore already are outstanding, and that the warrants and preferred shares are convertible into common shares within 60 days.

25. Based on your disclosure in your prospectus cover page and page 9, it appears that the selling shareholders are offering all the securities set forth in the table in this registration statement. Please revise the sixth and seventh columns of your table accordingly. Refer to Item 507 of Regulation S-K.

Business, page 35

Business Overview, page 37

26. We note in recital one to your Equity Pledge Agreement filed as Exhibit 10.2 that Junlong is in the business of "distribution of cultural items; calligraphy and painting artwork exhibition planning, art and cultural activities planning, cultural and courtesy planning, starting businesses; domestic commerce; advertising etc." We further note similar statements in the recitals to your other VIE contractual agreements. Please advise. To the extent Junlong is engaged in these lines of business, please thoroughly revise your Business discussion to reflect this. Please see Item 101(h)(4)(i) of Regulation S-K.

27. We note your statement in the penultimate paragraph on page 37 that you provide "top quality" facilities. We further note your statement in the third paragraph on page 38 indicating the "robust" growth of online gaming companies and your statement in the first sentence on page 39 noting the "pivotal position" of internet cafes. Please revise to provide an objective description of your business and the industry in which you operate. No speculative information should be included, unless clearly labeled as your opinion along with disclosure of the reasonable basis for these opinions. All claims of a speculative nature not fully supported in the document should be deleted. Please review your entire registration statement for compliance with this comment.

28. We note your statement in the penultimate paragraph on page 46 and other areas of your filing that you "provide internet access at reasonable prices." Please define "reasonable."

29. Please provide copies of the reports, articles and studies that you reference in your filing, marked to show the sections you relied upon in making the statements and presenting the charts in your filing. In addition, please ensure that you disclose the basis of all of the assertions you make in your filing, including but not limited to the following:

- "The largest chain has over 1,000 locations. There are currently 10 chains which have licenses to operate nationally," page 38;
- "Given the relatively low rate of computer ownership in the PRC as compared to Western countries, internet cafés have become the primary distribution point for games in the PRC. A substantial number of game players access online games through internet cafés and these players are crucial for survival of internet cafés," page 38;
- The information contained in the chart on page 38;
- "…many online game companies have been making great efforts to support internet cafés to expand their customer base," page 39;
- "In the last few years there has been a decrease in the number of internet café users as a result of increased availability of internet connections at home," page 42;
- "As the Shenzhen government increases the minimum wage, migrant workers, who are our major customers, will have more disposable income" page 47.

Please disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide copies of these documents to us, appropriately marked to highlight the sections relied upon. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit.

Our Industry, page 37

Computer Gaming Industry in China, page 38

30. We note your disclosure discussing the growth of the computer gaming industry in China, how many online game operators have been using internet cafes to expand their customer base and the development of partnerships between internet cafes and other online information providers. As applicable, please enhance your disclosure to discuss:

- whether and how online game operators have supported your internet cafes in their effort to expand their customer base; and
- whether you currently have partnerships with other online information providers.

To the extent these relationships exist, please also detail how they factor into your growth strategy.

Competitive Strengths, page 40

31. Please balance your disclosure in this section with a discussion of the principal challenges or risks you face.

32. We note your statement in the first bullet point in this section that "[u]nlike most of our competitors who franchise their internet cafés, all of our cafés are direct outlets. This model makes it easier to carry out management decisions at each of our cafés. It also allows us to maximize operating profit and create a consistent name brand." We further note your discussion in the third paragraph on page 42 that you anticipate moving toward a modified franchise model. Please discuss how movement toward this modified franchise model will impact your competitive position.

33. We note your statement in the second bullet point that your registered capital of RMB 10 million and 36 cafes allows you to "control cost and standardize store management." We further note you disclosure in the last paragraph on page 40 that you seek to obtain a national chain license which requires 30 internet cafes in three provinces. Based on your disclosure in the second paragraph on page 45, it appears that this national chain license requirement includes a minimum registered capital of RMB 50 million and ownership or control of at least 30 internet cafes which covers at least three provinces or municipalities. Please explain how obtaining this national chain license may impact the competitive advantage set forth in this second bullet point.

34. Also, we note your disclosure in the second bullet point in this section that you have 36 cafes. We further note your disclosure elsewhere in your filing, such as on page 37, that you have 46 cafes and on page 47 that you have 44 locations. Please tell us which of these numbers is correct and revise your disclosures to correct these apparent inconsistencies. If this discrepancy is caused by different timeframes in these disclosures, please ensure the dates used when referencing the number of your cafes are clear to your investors. Please review your entire filing for compliance with this comment.

35. We note your statement in the fourth bullet point that strong government relations is one of your competitive advantages and that Mr. Guo's position as the executive president of Shenzhen Longgang District Internet Industry Association provides valuable insight. We further note your statement in the penultimate paragraph on page 37 that your 46 internet cafes are in Shenzhen, Guangdong. Please explain how, if at all, your expansion into

other provinces may impact your government relations given that Mr. Guo's position appears to be limited to the Shenzen district.

Our Growth Strategy, page 40

36. We note your statement in the last paragraph on page 40 that you plan to expand in the mid-east regions of the PRC. Please specify in which mid-east regions you plan to expand.

37. We note your statement in the last paragraph on page 40 that "[you] plan to accomplish acquisitions of internet cafés in Guizhou in the third quarter, and Sichuan in the fourth quarter in order to help [you] satisfy the requirements of obtaining a national chain license." We further note your statement in the second paragraph on page 41that you have identified "prime areas for the establishment of internet cafes" and that "[yo]ur future expansion in the south-western region will be built on the basis of these locations beginning with Guizhou in the second quarter of 2011, Yunnan in the fourth quarter of 2011, and Sichuan in the year 2012." Please confirm that your current disclosure that you intend to both *acquire* existing internet cafes in Guizhou and Sichuan in the third and fourth quarters, respectively, and *establish* new internet cafes in Guizhou and Sichuan in the second quarter and 2012, respectively, is accurate. If it is not, please revise to ensure that your disclosure is accurate and consistent. To the extent you have already begun this expansion, please detail the steps you have taken and update your Management's Discussion and Analysis accordingly.

38. We note your statement in the last paragraph on page 40 that you "will focus on developing high-end internet cafés in the more developed cities to create new concepts of internet café operation." Please specify the type of "new concept" you are seeking to create and how you intend to create this. Please also define "high-end" internet café and how, if at all, these "high-end" internet cafés will differ from your larges stores discussed in the first sentence on page 41 and your "luxury" cafés discussed in the second paragraph on page 42. Please also explain how these "high-end" and "luxury" cafes fit into your business plan given your statement in the fifth paragraph on page 42 that your customers are "mainly young males with low incomes, mainly migrant workers."

39. We note your disclosure in the last paragraph on page 41 that "[you] have on average 239 computers in each location and a total of 10,989 computers for the 46 cafés." We further note your disclosure in the first paragraph on page 41 discussing the parameters and features of your small, medium and large stores. In an appropriate place in your prospectus, please provide tabular or other disclosure setting forth your stores grouped according to these parameters and/or some other logical presentation. To the extent known, please also provide this information regarding those regions in which you intend to expand.

Intellectual Property, page 44

Domain Name, page 44

40. We note your disclosure that you "will transition from [y]our old domain name to [y]our new one during the third quarter of 2010." It appears that this new website is already being utilized. Please clarify or revise.

Software, page 44

41. We note your disclosure "[t]he main piece of intellectual property for Junlong is the SAFLASH software" and that "[y]our competitive advantage lies in continually updating SAFLASH." We also note your disclosure in the second risk factor on page 16 that "[y]our software SAFLASH is the result of our research and development efforts." If material to an understanding of your business, please provide an estimate of the amount spent during each of the last two fiscal years on research and development activities and, if applicable, the extent to which the cost of such activities is borne directly by customers. Please see Item 101(h)(4)(x) of Regulation S-K.

Regulation, page 44

42. We note your disclosure in the second paragraph on page 45 as well as the third risk factor on page 17. We also note your disclosure in the last paragraph on page 40 that you seek to obtain a national chain license. Please revise to describe how obtaining this license may impact your business. As appropriate, please also discuss the impact of any other government regulations to which you are subject. Please see Item 101(h)(4)(ix) of Regulation S-K

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Overview, page 47

43. Although you state that Junlong Culture Communication Co., Ltd ("Junlong") is your wholly owned subsidiary, your disclosures throughout your document indicate that Junlong is not wholly owned but, rather, a variable interest entity effectively controlled through certain contractual agreements. Please revise your disclosures to correct this apparent inconsistency.

44. We note your statement that "[you] operate the largest Internet Café chain in Shenzhen, Guangdong." If true, please characterize this statement as your belief, such as you do on pages 6 and 37.

45. We note your disclosure that the MD&A discussion of your performance is based on the audited financial statements of Junlong provided in the filing since your "recent operations have been limited to the operations of Junlong." Considering you have not provided audited financial statements of Junlong in your filing, please remove this statement or revise it as necessary. For example, consider indicating, similar to your page 6 disclosures, that your principal operations and sale and marketing activities in the PRC are conducted through Junlong, a consolidated variable interest entity.

46. We note your statement that "audited financial statements…for the years ended December 31, 2009 and 2008…are included in this report." Please revise this statement, as it does not appear that financial statements for the fiscal year ended December 31, 2008 are included in your filing.

Comparison of Fiscal Year Ended December 31, 2010 and 2009, page 50

Revenue, page 50

47. Although you state on page 50 that you opened 16 new cafes in 2010, you disclose on pages 48 and F-8 that you opened 13 internet cafes in 2010. Please explain this matter to us in more detail and revise your disclosures to correct this apparent inconsistency.

Operating Expenses, page 51

48. We note your statement that administrative expenses increased 282.05% for the fiscal year ended December 31, 2010 and that this increase was mainly attributable to staff training and staff welfare. Please explain why more resources were devoted to staff training and staff welfare in 2010.

Liquidity and Capital Resources, page 52

49. Please provide the information required by Item 303(a)(2) of Regulation S-K.

50. Please discuss how your plans to expand into other regions of the PRC may impact your liquidity and capital resources.

Financing Activities, page 53

51. We note your disclosure that on November 15, 2010 you entered into a loan agreement with China Construction Bank for $151,245 and which is due on November 14, 2011. Please file this loan agreement as an exhibit. Please see Item 601(b)(10) of Regulation S-K. Please also disclose the interest rate associated with the loan.

Directors, Executive Officers, Promoters and Control Persons, page 56

Our Directors and Executive Officers, page 56

52. Please disclose the business of each of Universal Travel Group, Synutra International, Inc., Kasen International Holdings Limited, Shenzhen 3nod Electronics Co., Ltd, and Shenzhen Ruidefeng Pesticide. In addition, please revise your disclosure to describe the business experience of Mr. Wang for the past five years, or clarify your current disclosure by adding dates or the duration of employment. Please see Item 401(e) of Regulation S-K.

Board Committees, page 58

53. Please identify the members of each of your board committees.

Code of Ethics, page 58

54. We note your statement that your code of ethics is filed as Exhibit 14.1. The exhibit index indicates this exhibit is incorporated by reference to "[y]our Annual Report on Form 10-K filed with the SEC on June 30, 2008." It appears this code of ethics is filed as Exhibit 14.1 to your Form 10-KSB filed on September 26, 2007 and reflects your prior code of ethics. Please revise to file an updated code of ethics consistent with the one on your website.

Section 16(a) of the Securities Exchange Act of 1934, page 59

55. We note you filed a Form 8-A12G on September 26, 2007 and registered a class of securities pursuant to Section 12(g) of the Exchange Act. Please explain to us why you are not subject to Section 16(a) of the Securities and Exchange Act. Please see Item 405 of Regulation S-K.

Executive Compensation, page 60

56. We note your disclosure that your summary compensation table lists "all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by our chief executive officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods." Please confirm to us that your summary compensation table covers those individuals specified in Item 402(m)(2) of Regulation S-K, taking into account Instruction 1 to Item 402(m)(2).

Outstanding Equity Awards at Fiscal Year End, page 61

57. Please revise to clarify whether "any equity awards, including, options, restricted stock or other equity incentives" were *outstanding* as of December 31, 2010. Please see Item 402(p) of Regulation S-K.

Security Ownership Of Certain Beneficial Owners And Management, page 62

58. Please clarify the number of shares beneficially owned by Mr. Guo. We note the first and last line of the table indicate two different numbers.

59. Please revise to clarify whether the amounts reflected in the table include shares that the listed persons have the right to acquire within 60 days.

Certain Relationships and Related Transactions, page 63

60. Please revise to discuss the February 2011 escrow agreement or tell us why you believe this disclosure is unnecessary. Please see Items 404(a) and 404(d) of Regulation S-K.

61. Please revise this section to provide disclosure for your last two fiscal years. Please see Instruction 2 to Item 404(d) of Regulation S-K.

62. We note your disclosure in Note 13 to the financial statements that you owe amounts to your chief executive officer. Please disclose this loan as a related party transaction, or tell us why you are not required to do so. Please see Item 404(d) of Regulation S-K.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

63. Considering you paid cash to acquire internet café assets in 2010 and reflect the transactions as investing activity outflows, tell us why you also present these acquisitions in non-cash investing and financing activities on your statements of cash flows.

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-9

(d) Revenue recognition, page F-9

64. We note that there is no expiration date for your prepaid IC cards. Please tell us if you have recognized or have an accounting policy to recognize breakage for the deferred revenue that is not expected to be redeemed.

(m) Property, plant and equipment, page F-11

65. Based on your disclosures, it appears that you depreciate all leasehold improvements over a five-year estimated useful life. Please tell us if you amortize leasehold improvements over the shorter of their economic lives or the lease term. If so, please revise your disclosures accordingly.

Note 9. Property, Plant and Equipment, net, page F-18

66. Please tell us if you have capitalized any internal-use software, such as your "SAFLASH" software, on your balance sheet. If you have and the related amounts are material, please tell us and disclose your internal-use software accounting policy. Please see ASC 350-40.

Note 14. Cost of revenue, page F-20

67. We note that the "Business tax and surcharge" line item represents approximately 40% of your total costs of revenues for fiscal years 2009 and 2010. Although we note your disclosures on pages 49 and 54 that you are subject to business taxes and related surcharges by various local tax authorities at rates ranging from 5% to 6% on gross revenue generated, it is unclear why these figures greatly exceed 5% to 6% of your revenues. Please tell us the specific nature of the items included in this line item and clarify your disclosures accordingly.

Note 15. Income Tax, page F-20

68. Please provide the full disclosures required by ASC 740-10-50-2. Also, in regards to your statutory income tax rate reconciliation on page F-21, please tell us why you include a line item titled "Tax effect of net taxable timing differences" when it does not appear that deferred income taxes had any net impact during fiscal years 2009 and 2010. If the "Effect of cumulative tax losses" line item relates to the establishment of your valuation allowance, please revise your description of this line item accordingly.

Note 17. Stockholders' Equity, page F-22

(ii) Stock based compensation, page F-22

69. Please tell us how you are accounting for your agreement to grant 400,000 shares of common stock to your advisor for services performed. In particular, tell us the date(s) used to measure the fair value of the shares, the periods over which you will be recognizing the related expense, and how you determined the fair value of your common stock. Please demonstrate how your accounting treatment is in accordance with ASC 505-50 and/or other applicable accounting guidance. If you are using the performance commitment date as the measurement date, please tell us the disincentives for nonperformance, other than forfeiture of the shares, included within your advisor relationship and clarify how your treatment complies with ASC 505-50-31-12.

Note 18. Commitments and Contingencies, page F-23

70. Although you disclose on page 13 that you have not obtained social insurance for all employees and, as a result, are subject to administrative fines and penalties, it does not appear you have disclosed this matter or any other contingencies in your financial statement footnotes. Please revise your footnote to comply with the disclosure requirements of ASC paragraphs 450-20-50-1 through 50-8.

Note 22. Subsequent Event, page F-25

71. We note that on February 18, 2011 you closed a private placement of $6.4 million from offering a total of 474,967 units at a purchase price of $13.50 per unit. Please explain to us in sufficient detail how you accounted or intend to account for this transaction. In doing so, please ensure you address the following items:

- Explain how you will allocate the offering proceeds to the common stock, convertible preferred shares, and warrants included in each unit. If, as we assume, you will allocate the proceeds on a relative fair value basis, consistent with ASC paragraphs 470-20-30-5(a), provide us with your relative fair value calculation and explain in detail how you determined the fair value of each component.
- Provide us with a detailed explanation of your accounting treatment for the warrants issued in conjunction with your unit issuance. In doing so, tell us whether or not you considered ASC 815-10-15-83 in determining whether or not the warrants are freestanding derivatives requiring fair value treatment. If you believe that the warrants are not freestanding derivatives under ASC 815-10-15-74(a), please tell us how the warrants met each of the relevant criteria in ASC 815-40-25 in arriving at your conclusion that the warrants should be classified in equity.

- We note that Section 5(d)(v) of your preferred stock agreement included in your Form 8-K filed February 23, 2011 indicates that a holder of your Series A preferred stock may require you to redeem the shares in cash as a result of an "Organic Change," defined as "the sale of all or substantially all of the Company's properties or assets to any other person." We further note that Section 8 of the agreement indicates that cash redemption would be required if you are unable to issue shares registered for resale for any reason. Please tell us if there are other provisions that require cash redemption, even if the event's occurrence is remote. In light of these provisions, please tell us if you intend to classify the convertible preferred stock in mezzanine or permanent equity. Please see ASC 480-10-S99-3A and Rule 5-02.28 of Regulation S-X.

- Provide us with a detailed explanation of your accounting treatment for the conversion feature of your convertible preferred stock. Explain how you applied ASC 815-15-25-1 in determining whether or not the conversion feature should be bifurcated from the host contract and accounted for as a derivative requiring fair value treatment. In particular, tell us how you determined whether or not the economic characteristics of the embedded conversion feature are clearly and closely related to your cumulative convertible preferred stock. If you believe that the conversion feature meets the criteria in ASC 815-15-25-1 but should not be accounted for as a derivative liability under ASC 815-10-15-74(a), please tell us in detail how the conversion feature met each of the relevant criteria in ASC 815-40-25 in arriving at your conclusion that the conversion feature was not an embedded derivative. Please specifically address how you evaluated the Section 8 provisions referenced above in determining the appropriate treatment. Also tell us whether or not there is a limit on the number of shares that can be issued upon conversion of the preferred stock and, if so, tell us and disclose the terms of the cap. In addition, tell us if there are any other provisions of your convertible preferred stock, even if remote, that could require redemption or net-cash settlement. Please also revise your filing to clarify if the "Conversion Price," as disclosed on page F-26, is fixed or varies based on a contractual formula.

- If you have determined that the conversion feature of your convertible preferred stock is outside of the scope of ASC 815, please tell us how you calculated the effective conversion price of your convertible preferred stock, as described in ASC paragraphs 470-20-30-3 through 30-8, and, if applicable, how you measured the intrinsic value of the related beneficial conversion feature and how you are amortizing the beneficial conversion feature. If you did not record a beneficial conversion feature, please tell us how you arrived at that conclusion. Please ensure that you provide us with the commitment date used and the fair value of your common stock on the commitment date.

72. We note that you entered into a securities escrow agreement whereby your chairman agreed to deliver 641,205 common shares into escrow related to your unit offering and that the shares will be delivered to investors if certain performance thresholds are met. Please tell us how you intend to treat these shares in your earnings per share

computations and how you intend to account for these shares if and when released. For example, please tell us if you intend to record compensation expense upon release of the shares and, if so, clarify the measurement date you intend to use for such issuances. In your response, please explain if any investors that may receive the escrowed shares are officers, directors, employees, consultants or contractors or otherwise have a relationship to you other than as a shareholder.

Recent Sale of Unregistered Securities, page 67

73. Please provide the information required by Item 701(d) of Regulation S-K.

Exhibits, page 68

74. We note your disclosure in the third paragraph on page 8 that in July of 2010 your Board approved an amended and restated articles of incorporation and that in January of 2011 you filed an amendment to this amended and restated articles of incorporation. Please file both documents as exhibits. Please see Item 601(b)(3)(i) of Regulation S-K.

75. We note the references throughout the filing to the opinion of your PRC counsel, China Commercial Law Firm. Please file the consent of PRC counsel as an exhibit. Refer to Item 601(b)(23) of Regulation S-K, Rule 436 under the Securities Act, and Securities Act Sections Compliance and Disclosure Interpretation 141.02 located on our website.

76. Please provide complete and fully executed versions of your exhibits. For example and not as an exhaustive list:

- Please refile a complete and fully executed version of Exhibit 10.14 to include the full schedules as well as the signatures to the parties to this agreement;
- Please file a complete and fully executed version of Exhibit 10.13 to include Exhibit A and all schedules; and
- Please file fully executed versions of Exhibits 10.15 and 10.16.

Exhibits

77. Please file as material contracts the employment agreements of the directors, officers and shareholders named in your registration statement, or tell us why you are not required to do so. Please see Item 601(b)(10) of Regulation S-K.

Exhibit 4.1

78. We note that in January of 2011, you changed your name from "China Unitech Group, Inc." to "China Internet Cafe Holdings Group, Inc." Please file a specimen stock certificate for China Internet Café Holdings Group, Inc.

<u>Exhibit 5.1</u>

79. It appears that the 474,967 shares of common stock referred to in your opinion already are issued and outstanding. If true, please revise your opinion accordingly.

80. Please revise to include the file number for the registration statement.

81. Please delete the phrase "or the rules and regulations of the Securities and Exchange Commission" in the last paragraph of the opinion. Such qualification is inappropriate.

<u>Form 10-K for the Fiscal Year ended December 31, 2010</u>

<u>Item 9A.   Controls and Procedures, page 43</u>

<u>Management's Report on Internal Control over Financial Reporting, page 43</u>

82. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

83. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

84. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

85. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

86. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

87. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

88. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

89. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

90. Since you identify an audit committee financial expert in your filings, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

Signatures, page 54

91. Please supplementally confirm, if true, that Mr. Guo serves as your principal accounting officer and signed the Form 10-K for the fiscal year ended December 31, 2010 in such capacity. In addition, please confirm that your principal accounting officer will sign future filings in such capacity, as appropriate. Please see General Instruction D.2 of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

H. Christopher Owings
Assistant Director